OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

COMHEAR, INC.
3020 Callan Rd.
San Diego, CA 92126
www.comhear.com
858-242-7034



UP TO $1,000,000 OF CROWD NOTES

ComHear, Inc. ("Comhear" "the company," "we," or "us"), is offering up to $1,000,000 worth of Crowd Notes of the company. The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by April 30, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by April 30, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to 1,000,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to April 30, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

ComHear, Inc. is a C Corporation incorporated on October 12, 2012, under the laws of Delaware as Playbutton Acquisition Corp. The company changed its name to Playbutton Corporation on February 21, 2013. On December 5, 2013 the Company entered into and on January 17, 2014 consummated a unit exchange agreement with Taida Company, LLC ("Taida") and the members of Taida. The company changed its name to ComHear, Inc. on January 28, 2014.

ComHear is an audio technology company focused on the development and commercialization of its sound beaming technology – MyBeam. The company currently has six full-time employees and two full-time independent contractors.

Recapitalization

The company is currently in the process of a recapitalization of its shares. On March 27, 2017, the company filed an Amended and Restated Certificate of Incorporation, which among other items, authorized blank-check preferred shares and a reverse stock split, pursuant to which every ten shares of common stock converted into one share of common stock. The company is in the process of designating the preferred shares described under "Ownership and Capital Structure". In addition, in connection with the first sale of Series A Preferred Shares, the company will convert 9.7 million in principal and interest of convertible notes previously issued by the company into shares of Series A Preferred Shares.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/comhear/series.a and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.

THE TEAM

Officers, directors and key employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the company?
Officers:				
Perry P.Teevens	CEO	55	7/15/2015, indefinite	Yes
James E. Lucas	CFO	44	9/6/2016, indefinite	Yes (Contractor)
Thomas Craft	CTO	60	6/11/2015, indefinite	Yes
Peter Otto	CSO	61	6/29/2016, indefinite	Yes
Directors:				
Andy H. Sassine	Chairman	52	9/30/2014	
Bradley W. Buss	Director	52	6/30/2015	
Jon C. Sundt	Director	55	12/15/2014	
Wyatt R. Briant	Director	46	3/1/2016	
Perry P. Teevens	Director	55	10/23/2014	
Significant employees:				
Jeffrey M. Claar	VP, Audio Software Engineer	47	1/14/2014	Yes
Virakorn Insixiengmay	Engineer	44	5/6/2015	Yes

Perry Teevens - Chief Executive Officer and Director

Perry Teevens joined Comhear as CEO in July 2015. Prior to being appointed CEO, Perry was a Comhear investor and board member. From April 2013 until June 2015, he was AVP of Global Partnerships for Symphony Teleca Corporation (a HARMAN International Company). Prior to Symphony Teleca, Perry was the Head of Business Development at Skype where he was responsible for strategic planning and global business development for the Skype-for-Business and Enterprise Business Unit. Perry has held senior leadership positions at leading software and networking companies including Microsoft, Intel, MCI, Radvision, and Aricent. He received his bachelor's of science degree in business administration from the California State University.

Jim Lucas - Chief Financial Officer

Jim Lucas is the CFO of Comhear, where he oversees finance, administration, and Human Resources. Jim has been our CFO since September 2016. Jim brings over 20 years of financial leadership and accounting experience to Comhear, with a proven record in contributing to the financial growth and leadership of companies in a wide range of industries and stages of development. From April, 2010 to May, 2016 he was Chief Financial Officer at PrimaPharma where he provided executive leadership in finance and administration for all corporate functions. Previously, Jim served in a number of senior management roles with companies undergoing significant change either through high growth, M&A or restructuring. Jim spent the first ten years of his career working with two private equity firms focused on middle-market leveraged buyouts and. Jim received his MBA from The College of William & Mary in Williamsburg, Virginia, and his Bachelor of Science degree in finance and economics summa cum laude from Virginia Commonwealth University in Richmond, Virginia. He is also a Chartered Financial Analyst, and a member of CFA Institute and the CFA Society of San Diego.

Tom Craft - Chief Technical Officer

Tom Craft has been the CTO at Comhear since June 2015. In this role, Tom is responsible for the company's overall technical direction and architecture of all the company's products. Since March 2014 and prior to his promotion to CTO, Tom was the Vice President, Hardware Engineer, where his role included creating and designing the architecture of the company's products. Previously Tom has held several senior management positions in military, aerospace and consumer electronic companies. Prior to Comhear, Tom was working on in-flight entertainment systems for Boeing and Airbus aircraft. He received a B.S.E.E. degree from the University of California at Santa Barbara.

Peter Otto - Chief Science Officer

Peter Otto joined Comhear as CSO in July 2016 after a long-term collaboration with Comhear in his role as Director of Sonic Arts R&D at the Qualcomm Institute at the University of California San Diego. From July 1994 to December 2016 he served as a faculty member in a variety of roles in music technology and research directorships at UCSD. Peter is responsible for leading development efforts that leverage the company's audio IP portfolio across a range of application areas. He functions as Comhear's primary liaison with academic and research labs, and is active in development and refinement of spatial audio (3D audio) techniques and content, while maintaining focus on audio quality and user experience. Peter is an expert in the language and aesthetics of musical and media expression, and is also accomplished in advanced hardware/software design, including instrumentation and facilities, systems and networking applications, and a wide array of media technology research and development. Classically trained in musical performance and composition, he completed his graduate work at California Institute of the Arts in Los Angeles in 1983.

Andy Sassine - Chairman

Andy Sassine has served as a member of Comhear's Board of Directors since September 2014 and Chairman since April 2015. He has been retired since 2012 after serving in various positions at Fidelity Investments from 1999 to 2012, rising to the position of Portfolio Manager. Prior to joining Fidelity, he served as a vice president in the Acquisition Finance Group at Fleet National Bank. Andy currently serves on the Board of Directors of iCAD, Inc. (NASDAQ:ICAD) and Gemphire Therapeutics, Inc. (NASDAQ:GEMP). iCAD is an industry leading provider of advanced image analysis, workflow solutions and radiation therapy for the early detection and treatment of cancer, and Gemphire is developing and commercializing therapies to help patients with cardiometabolic disorders. He previously served on the boards of: MYnd Analytics, Inc., Acorn Energy, Freedom Meditech, Inc., and MD Revolution.

Mr. Sassine has been a member of the Henry B. Tippie College of Business, University of Iowa Board of Advisors since 2009 and served on the Board of Trustees at the Clarke Schools for Hearing and Speech from

2009 through 2014. Mr. Sassine earned an MBA from the Wharton School at the University of Pennsylvania in 1993 and a Bachelor of Arts degree at the University of Iowa in 1987.

Brad Buss - Director

Brad Buss has served as a Director of Comhear since June 2015. He retired from SolarCity Corporation where he served as Chief Financial Officer from August 2014 to February 2016. Prior to that Brad served as the Executive Vice President of Finance and Administration and Chief Financial Officer of Cypress Semiconductor Corporation from August 2005 to June 2014. He also held prior financial leadership roles with Altera Corporation, Veba Electronics LLC and Wyle Electronics, Inc.

Brad currently serves as a Director for Tesla Motors, Advance Auto Parts, Inc. and Cavium, Inc. He holds a B.A. in economics from McMaster University and an honors business administration degree, majoring in finance and accounting, from the University of Windsor.

Jon Sundt - Director

Jon Sundt has served as a Director since 2014. Jon retired from Altegris, an asset management firm he founded, in February 2016 after having served as CEO, President or Chairman of the company since 2002. Altegris is one of the leading providers of best-of-breed alternative investments including private funds and mutual funds. He has more than 28 years of experience in the alternative investment industry.

Jon began his career as an options trader in 1986. Prior to founding Altegris, he served for six years as Director of Managed Accounts and Senior Vice President of the Managed Investments Division of Man Financial, a subsidiary of the Man Group. An expert in managed futures and alternative investment strategies, Jon has been widely quoted by leading financial media and is a frequent guest on CNBC.

Jon attended the University of California, San Diego with a major in Computer Science and a minor in Economics. He is a member of the San Diego Coastal Chapter of Young Presidents' Organization (YPO) and a long-term member of Vistage International.

Wyatt Briant - Director

Wyatt Briant has served as a Director since 2016. He has been the President of Zylux America Inc., a wholly owned subsidiary of Zylux Acoustic Corporation, since January 2009. Zylux specializes in the design and development of consumer electronics systems, servicing major brands with a focus on life-style audio products. Wyatt is responsible for strategic planning, business development and US sales operations for Zylux. Wyatt joined Zylux in 2002 and has served in a variety of roles including Managing Director, Director of Operations and Sales Account Executive. Prior to joining Zylux, Wyatt worked for United Parcel Service in operations, logistics optimization and industrial engineering departments. He received his bachelor's of science degree in industrial engineering from the University of Pittsburgh.

[Remainder of Page Intentionally Left Blank]

Related Party Transactions

Officers and directors of the company have purchased convertible notes, have been issued warrants related to the convertible debt, and have been granted stock options since January 1, 2016. Below is a summary of these transactions:

Name	Title	Individual/Entity	Convertible Notes ($)	Warrants (#)	Options (#)
Andy Sassine	Chairman	Individual	$130,000	30,000	600,000
Brad Buss	Director	2011 Buss Family Trust	$50,000		
Brad Buss	Director	Individual			150,000
Jon Sundt	Director	Jon Sundt IRA	$25,000	25,000	
Jon Sundt	Director	J & K Sundt Enterprises, LLC	$50,000		
Jon Sundt	Director	Individual			150,000
Wyatt Briant	Director	Individual	$25,000		95,833
Perry Teevens	Director/Officer	Individual	$25,000		1,076,250
Peter Otto	Officer	Individual			700,000
Zylux *	N/A	Zylux Accoustic Corporation	$500,000	500,000	
Total			$805,000	555,000	2,772,083

* Wyatt Briant is President of Zylux Accoustic Corporation

In addition, a portion of the convertible notes purchased prior to January 1, 2016 and held by directors and officer were converted into common shares in early 2016. All the convertible notes held by directors and officers will be converted into Series A Preferred Shares in the recapitalization.

In the recapitalization, the following directors and officers will have their convertible notes converted into Series A Preferred Shares:

- Andy Sassine, Chairman, will convert $1,030,000 principal amount in convertible notes plus any accrued interest.
- Brad Buss, Director, will convert $550,000 principal amount in convertible notes plus any accrued interest.
- Jon Sundt, Director, will convert $225,000 principal amount in convertible notes plus any accrued interest.
- Wyatt Briant, Director, will convert $25,000 principal amount in convertible notes plus any accrued interest.
- Perry Teevens, Officer and Director, will convert $35,000 principal amount in convertible notes plus any accrued interest.

- Peter Otto, Officer, will convert $60,000 principal amount in convertible notes plus any accrued interest.

See "Recapitalization" and "Recent Offerings of Securities" for more details on these transactions.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert in limited circumstances. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted shortly after their purchase; notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction (merger, buyout or other corporate transaction). If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.** We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur and Crowd Notes for certain investors only convert at the sole discretion of the company. It is unclear how a court or arbitrator would interpret the provisions of the Crowd Note. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

- **The company may need to create a new class of preferred shares.** The Crowd Notes specify certain rights and preferences with respect to the preferred shares that the Crowd Notes will convert into. These differ from the preferred shares that we plan to designate in the restructuring and therefore we will be required to create a new class of preferred shares.

- **We are dependent on our license agreement with the Regents of the University of California.** The company currently licenses its core technology from the Regents of the University of California. Any disruption to the agreement or any event or action that causes us to lose our rights under that agreement could harm our business.

- **We rely on our partnership with Zylux.** The company currently has a partnership with Zylux Acoustic Corporation. We plan to rely this original equipment and design manufacturing company, to assist with the design and manufacturing of our audio products.

- **The delivery and quality of the company's primary product is dependent on third parties, including our partner Zylux.** The company's primary product is manufactured by our partner whose main design facility is in Shenzhen, China. While the company provides the technologies for the product, it relies on the third-parties to design and manufacture the products to meet our clients' needs. Difficulties encountered by the designs and manufacturers may result in a poor quality product or the inability to deliver product in a timely manner. If the current designers and manufacturers encounter difficulties, the company may be required to find another supplier, resulting in delays; moreover, we may not be able to find another supplier with the same skills in the audio sector.

- **The company may not be able to protect its intellectual property.** The company's success will depend on its ability (or the ability of the persons from whom it licenses its technology) to maintain and secure patent protection for its core technologies and be able to enforce those patents. Filed patent applications may not result in issued patents. For existing patents, including those that we license, and for future patents, there is the chance that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the company's product may result in the unauthorized exposure of the intellectual property used by the company.

- **The trends we are anticipating in the audio industry may not develop as we hope.** Our MyBeam products are disruptive, in that we believe that they create a new type of audio experience. Targeting a new and unproven segment introduces unknowns, such as customer adoption. We will only succeed (and investors will only make money) if there is sufficient demand for this service, people think it is a better option than the competition and we are able to price our audio products at t a level that allows the company to make a profit and still attract business. Since we are impacted by consumer and business spending, a decline in either of those areas could affect our market prospects.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date and is not interest bearing. As such, there has been inconsistent treatment under state and federal tax law as to whether securities such as the Crowd Note should be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly to the underlying securities of the Crowd Note. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **The company will likely need more money.** The company might not sell enough Crowd Notes and preferred shares to meet its operating needs and fulfill its plans, in which case it may cease operating, including liquidating its assets and selling its intellectual property, which could lead to the total loss of your investment. Even if it sells all the Crowd Notes it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

- **We are subject to a registration rights agreement.** As discussed below in "Capital Structure", we are subject to a registration rights agreement that provides certain shareholders the right to demand full registration with the SEC in certain circumstances. Registration with and reporting to the SEC can be very burdensome, and in the event any demand for registration is made before we are ready to take on that burden, our resources could be significantly strained.

- **You may have limited rights.** The company has not yet authorized the preferred shares into which the Crowd Notes will convert, and there is no way to know what voting rights those securities will have. In addition, investors who are considered non-major investors under the terms of the notes offered will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

- **The auditor has included a "going concern" note in the reviewed financials**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

- **The company has a limited operating history making it difficult for investors to evaluate our business.** The company has a limited operating history, few clients, and has only received limited revenues to date. If you are investing in us, it is because you think this is a good idea, that we can execute it better than our competition, that we can price our technology at a price to sell it to enough businesses and consumers to become profitable.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **The preferred shares into which the Crowd Notes will convert are subject to additional restrictions on transfer.** The preferred shares into which the Crowd Notes will be converted will be covered by an Investor Rights Agreement which imposes additional restrictions on transfer even after the year has expired. The preferred shares into which the Crowd Notes will be converted will also be covered by a Voting Agreement, which requires the holder to vote in favor of certain matters, and to sell his or her shares in certain circumstances.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES
Ownership

The company currently does not currently have any shareholder who is the beneficial owner of more than 20% of the company's outstanding voting equity.

The Offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

Investors who invest $20,000 or greater will be considered "Major Investors" under the Crowd Note and their notes will convert into preferred shares at closing of the sale of preferred shares, or within 30 days of purchasing their Crowd Note. The terms of the preferred shares will be those described in the terms sheet, the Certificate of Incorporation, the draft Certificate of Designation, Preferences and Rights, Investors Rights Agreement, Voting Agreement, Series A Warrant, and Purchase Agreement and are summarized below in "Securities sold pursuant to Regulation D – Preferred Shares". Prior to conversion the notes will not bear interest.

Investors who invest less than $20,000 will receive convertible notes bearing no interest and no maturity date. Their notes will automatically convert upon a "corporate transaction" (such as the sale of the company). Prior to a corporate transaction, the notes will only convert at the sole discretion of the company. The notes will convert as if you had purchased Series A Preferred Shares at the time of your purchase of the note. However, you will be entitled to a "Shadow Series" of shares, meaning that your preferred shares will be based on those currently described in the Series A Preferred Stock Certificate of Designation and summarized below under "Securities sold pursuant to Regulation D – Preferred Shares"; however, those shares may have limited voting and information rights and a lower liquidation preference. You will be entitled to one "Shadow Series" for each $1.00 that you invest. The number of Shadow Series shares that you will be entitled to receive upon conversion will be adjusted for stock splits, reorganizations, recapitalizations, or the like, in the same way as the Series A Preferred Shares are.

New investors, and investors converting certain convertible notes, who participate in the purchase and sale of the up to $2.3 million of Series A Preferred shall also receive one warrant for every share of Series A Preferred that is purchased, substantially identical to those warrants previously issued to the holders of Convertible Promissory Notes referenced above. Such warrants are exercisable to purchase one share of Series A Preferred for $1 per share until ten years from closing.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $450,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to$1,000,000 from investors through Regulation Crowdfunding before the deadline of April 30, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering of Crowd Notes.

Securities sold pursuant to Regulation D

The company is selling securities in concurrent offerings to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding.

Crowd Notes

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. The company is selling up to $2,000,000 of Crowd Notes under Regulation D.

Preferred Shares

The company is selling preferred shares offline.

New investors and investors converting certain convertible notes who participate in the purchase and sale of the up to $2.3 million of Series A Preferred shall also receive one warrant for every share of Series A Preferred that is purchased, substantially identical to those warrants previously issued to the holders of Convertible Promissory Notes referenced above. Such warrants are exercisable to purchase one share of Series A Preferred for $1 per share until ten years from closing.

Other classes of securities of the company

The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock and Preferred Stock holders may be found in the Amended and Restated Certificate of Incorporation, the draft Certificate of Designation, Preferences and Rights, Investors Rights Agreement, Voting Agreement, Series A Warrant, Purchase Agreement and the Bylaws of the company.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors unless certain laws apply that require the allowance of cumulative voting. In addition, holders of Common Stock voting as a class and excluding shares issued upon conversion of Series A Preferred Stock are entitled to designate two directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up in which the total deemed consideration is less than $40 million, holders of its Common Stock will be entitled to share ratably with Holder of Preferred Stock in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities. In the event of the company's liquidation, dissolution, or winding up in which the total deemed consideration is equal to or greater than $40 million, holders of its Common Stock will be entitled to share in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock

This is a description of the shares that have yet to be designated as part of the recapitalization discussed above.

Dividend Rights

The Series A Preferred Shares will carry an annual 10% cumulative dividend payable only upon a liquidation or conversion in cash or shares at the option of the company. No shares that are junior to the Series A Preferred Shares will receive a dividend unless the holders of Series A Preferred Shares receive payment of the greater of their accrued dividend and or their pro rata share in the dividend declared, as described in section 2 of the Certificate of Designation.

Voting Rights

The Series A Preferred will vote together with the Common Stock on an as-converted basis, and not as a separate class. However as long as 25% of the original number of shares of Series A Preferred are outstanding, the Series A Preferred as a class will be entitled to elect one member of the Board (the Series A Director) and to vote on specific matters, including any vote to:

- amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws, or Certificate of Designation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock; and
- create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior or equal to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption.

Further, the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive, prior and in preference to the holders the Common Stock, an amount per share equal to $1 per share plus accrued and unpaid dividends, subject to adjustment from time to time. After payment of this amount to the holders of Series A Preferred Stock, the remaining assets shall be distributed ratably to the holders of the Series A Preferred and Common Stock, on an as-converted basis.

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above unless the holders of at least 50% of the Series A Preferred elect otherwise.

Notwithstanding anything to the contrary above, in the event of a Deemed Liquidation Event in which the total deemed consideration to the company and/or its stockholders exceeds $40 million, then the proceeds shall be paid first to the holders of Series A Preferred Stock at a rate of $1 plus accrued and unpaid dividends on each share. After the payment to the holders of the Series A Preferred, the remaining assets shall be distributed ratably to the holders of Common Stock.

Conversion to Common Stock

Holders of the Preferred Stock will have the right to convert their shares to Common Stock at any time, and will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of with gross proceeds to the company of at least $10 million ("QPO") or upon the written consent of the holders of at least 50% of the Series A Preferred. The conversion rate may change from time to time for adjustments for stock dividends, splits, combinations and similar events, but the initial conversion price will be $1. However in the case of a QPO, the amount will be $3, subject to adjustments for stock dividends, splits, combinations and similar event.

Rights and Preferences

Holders of Preferred Stock are entitled to standard anti-dilution provisions. Holders of at least 500,000 of Series A Preferred Shares are entitled to a pro rata right, based on their percentage equity ownership in the company to participate in most subsequent issuances of equity securities of the Company. In addition, should any of those investors choose not to purchase its full pro rata share, the remaining of those investors shall have the right to purchase the remaining pro rata shares.

Warrants – Series A Preferred Stock

The warrants granted with the sales of the Series A Preferred Stock are exercisable in Series A Preferred Stock until the earlier of ten years from the date of sale or upon specified corporate events and have an exercise price or $1.00.

Warrants – Convertible Notes

The company currently has 9,244,919 in outstanding warrants from the sale of its convertible notes. These warrants are exercisable until the earlier of ten years from their grant date or upon specific corporate events and convert into the equity shares the notes will convert into or if the notes are paid in full prior to conversion, common stock. The exercise price of these warrants will be dependent on the type of shares the warrants convert into and will be dependent on the conversion price describe in the promissory notes.

Warrants – Common Shareholders

The company currently has 126,407 outstanding warrants to common shareholders. Of these, 125,000 are exercisable until December 31, 2017 and 14,075 are exercisable until at various dates between March and June 2018. These warrants have an exercise price of $15.00.

Warrants – Vendors

The company currently has 27,500 outstanding warrants to vendors. These warrants are exercisable until the earlier of October 23, 2017 or upon specific corporate events and have an exercise price of $10.23.

Convertible Promissory Notes

The company currently has $8.7 million in outstanding principal of 8% convertible promissory notes. Approximately $1.0 million of these notes mature on April 30, 2017 while $7.7 million mature on June 12, 2017. All notes are expected to be converted to Series A preferred shares by April 30, 2017.

Conversion terms

The notes will convert into the next equity financing greater than $5 million at the lower of the conversion price of $1 or 80% of the purchase price paid by those investors in that financing. The notes can be voluntarily converted into common stock at a price equal to $1.00 a share. If there is a M&A event prior to the next financing, note holders have the option to convert the notes at a price equal to $1.00 a common share, however, if the implied M&A price is less than $1.00 share, than they can convert at 80% of the implied M&A price. At maturity, the notes are entitled to cash or in certain circumstance can convert at the lower of $1.00 a share or the 80% of the lower price per share paid by investors at the initial closing.   However, if they company cannot otherwise repay the notes in cash or reach an agreement with the note holders, they will convert into a new series of Series A Preferred Stock (with customary terms) at a conversion and receive warrants.

Drag-Along Rights

Holders of Preferred Stock and Common Stock of the company are subject to a drag-along provision as set forth in the Voting Agreement, pursuant to which each holder of shares of the company agrees that, in the event the company's Board and the holders of a majority Common Stock and Preferred Stock (on as converted basis) vote in favor of a sale of the company and agree to transfer their respective Shares, then all holders will vote in favor of the company sale and if requested perform any action reasonably required to transfer their shares

Registration Rights

Any time after the earlier of (i) five years from the date of the investors rights agreement or (ii) 180 days after the effective date of the registration statement for the IPO, holders of at least a majority of the registrable securities (including preferred and common stockholders) have the right to demand that we use our best efforts to file a registration statement for the registration of the offer and sale of shares of those shares, subject to specified conditions and limitations (including that the aggregate offering price, net of Selling Expenses, would exceed $15 million). In addition, when the company is eligible to use a Form S-3 registration statements, holders of at least 30% of registrable securities, can request that the company file a Form S-3 registration statement with respect to outstanding registrable securities of such Holders having an anticipated aggregate offering price, net of selling expenses, of at least $5 million, subject to specified conditions and limitations. In addition, if the company proposes to register the offer and sale of any securities under the Securities Act either for our own account or for the account of other shareholders, holders of other registrable securities will have the right, subject to certain exceptions and limitations, to include their shares in the registration statement. These registration rights are subject to specified conditions and limitations. The company is obligated to pay all expenses relating to any such demand registrations and piggyback registrations, other than underwriting discounts and selling commissions. The registration rights terminate upon the earliest of (1) the date that is five years after the closing of our first firm commitment public offering and (3) as to a given holder of registration rights, when such holder may sell all of his or her shares under Rule 144 of the Securities Act during any three month period.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected Nevada Agency & Transfer Co., an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Squar Milner LLP.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2016 and 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

The historical financial results of the company will not be consistent with future financial results as the company has focused the previous two fiscal years on the development its products and technologies and working on a few project installations, including AR/VR Cinema (Great America Theme Park), Sports Venues (Golden 1 Sacramento Kings Arena) as well as designing and developing the Professional Audio (ProAV) platform. In the same time period, Comhear has developed a Consumer Electronics reference platform which will be licensed by CE OEMs for Gaming, AR/VR and Home Entertainment audio products. In 2017, the company plans to focus on continuing its development of the ProAV market through distribution and sales channels, launching its Consumer Electronics platforms and establishing Tier 1 partnerships for MyBeam™ adoption within the Automotive Safety and Infotainment segment.

Results of Operations

2016 (not reviewed) compared to 2015

The company's revenues for the year ended December 31, 2016 (which have not been reviewed) were $216,886, a 33% decrease from $322,013 in 2015. Revenues consist of all product revenue (sales contracts with customers upon shipment of merchandise), services (professional services consulting revenue related to the design, manufacturing, and optimization of the Company's audio technologies), and royalties and licensing. In 2016, the company's revenues consisted of $133,755 derived from licensing and royalties, $33,131 from product sales and $50,000 for services sales. During the same period in 2015, the company's revenues consisted of $100,000 derived from licensing and royalties, and $222,013 for services sales. The primary driver of changes from the year ending December 31, 2015 was a reduction in service revenue partially offset by an increase in product sales driven by initial availability of the company's proprietary MyBeam™ speaker arrays.

Cost of revenue in 2016 was $113,699, a 317% increase from 2015, due almost entirely to the development and purchase of the company's MyBeam™ speaker arrays. As a result, the company's gross profit (revenues less the cost of producing those revenues) for the year ended December 31, 2016 was $103,187, a 65% decrease from $294,755 in 2015. Gross margins in 2016 were 48%, compared to 92% in 2015.

The company's operating expenses generally consist of compensation, professional fees, research and development and selling, general and administrative expenses. Operating expenses in 2016 amounted to $2,034,524, a 52% decrease from $4,210,067 in 2015. The primary components (83%) of this decrease were due to:

- An 81% decrease in research and development to $156,882
- A 42% decrease in wages to $872,386
- A 59% decrease in consulting expenses to $219,178
- A 65% decrease in legal fees to $109,739

Due to these expense reductions, the company's net loss from operations was $1,931,337 in 2016, a 51% decrease from losses of $3,917,889 in 2015.

Other expenses consist almost entirely of interest expense from the company's convertible notes, which is an accrued, non-cash expense to be converted into Series A concurrently with the related principal balance. Other expenses totaled $608,831 in 2016, a 12% increase from $544,277 in 2015 due to a net increase in convertible note borrowings from period to period.

The company's net loss for 2016 was $2,539,641, a decrease of 43% from a net loss of $4,461,695 in 2015.

2015 compared to 2014

The company's revenues for the year ended December 31, 2015 were $322,013, a 2% decrease from $328,172 in 2014. Revenues consist of all product revenue (sales contracts with customers upon shipment of merchandise), services (professional services consulting revenue related to the design, manufacturing, and optimization of the Company's audio technologies), and royalties and licensing. In 2015, the company's revenues consisted of $100,000 derived from licensing and royalties and $222,013 for service sales. In 2014, the company's revenues consisted of $36,895 derived from licensing and royalties, $138,970 for service sales, and $152,307 from sales of discontinued products. The primary driver of changes from the year ending December 31, 2014 was a decrease in product sales offset by an increase in service revenue.

Cost of revenue in 2015 was $27,258 a 73% decrease from 2014, due almost entirely to a decrease in product related costs. As a result, the company's gross profit (revenues less the cost of producing those revenues) for the year ended December 31, 2015 was $294,755, a 30% increase from $226,907 in 2014. Gross margins in 2015 were 92%, compared to 69% in 2014.

The company's operating expenses generally consist of compensation, professional fees, research and development and selling, general and administrative expenses. Operating expenses in 2015 amounted to $4,210,067 a 42% decrease from $7,294,789 in 2014. The primary components (71%) of this decrease were due to:

- An 56% decrease in research and development to $817,808
- A 26% decrease in wages to $1,493,178
- A 65% decrease in travel expenses to $211,506
- A 49% decrease in legal fees to $310,459

Due to these expense reductions, the company's net loss from operations was $3,915,312 in 2015, a 45% decrease from losses of $7,067,882 in 2014.

Other expenses consist almost entirely of interest expense from the company's convertible notes, which is an accrued, non-cash expense to be converted into Series A concurrently with the related principal balance. Other expenses totaled $544,277 in 2015, a 491% increase from $92,103 in 2014 due to an increase in convertible note borrowings from period to period.

The company's net loss for 2015 was $4,461,695, a decrease of 38% from a net loss of $7,164,702 in 2014.

Liquidity and Capital Resources; Future Trends

The company had cash on hand in the amount of $392,940 at March 31, 2017. The company has not committed to make any capital expenditures. The company's current burn rate (net cash out) is approximately $200,000 per month. In the event the company does not raise sufficient funds from this offering, it will consider liquidating its assets and intellectual property.

Indebtedness

The company has $8,674,030 in 8% convertible promissory notes held either directly or indirectly by private individuals or family investment offices. Of this amount, $975,000 of these notes will mature on April 30, 2017 while $7,699,030 will mature on June 12, 2017. The total amount of these notes plus accrued interest will be $9,910,932 by April 30, 2017. The company intends to convert its convertible notes plus accrued interest into 9,910,932 Series A Preferred Shares no later than April 30, 2017; see "Recapitalization".

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Date	Exemption Relied On	Type of Security	Amount of Securities Sold		Use of Proceeds
			$USD	# (Options/ Warrants)	
October 23, 2014	Rule 701	Options		25,729	
November 24, 2014	Rule 701	Options		15,000	
February 2, 2015	Rule 701	Options		12,500	
April 29, 2015	Rule 701	Options		3,200	
April 22, 2016	Rule 701	Options		1,748,250	
May 3, 2016	Rule 701	Options		20,000	
June 15, 2016	Section 4(a)(2)	Convertible Notes with Warrants *	$8,699,030	9,244,919	General Business Operations
July 25, 2016	Rule 701	Options		715,000	
November 30, 2016	Section 4(a)(2)	Convertible Notes	$975,000		General Business Operations
January 1, 2017	Rule 701	Options		670,833	
January 23, 2017	Rule 701	Options		5,000	
March 1, 2017	Rule 701	Options		25,000	
Total			**$9,674,030**	**12,485,432**	

* Five closing dates between July 31, 2014 and June 15, 2016

Valuation

The company determined the conversion rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $418,000. We plan to use these proceeds as follows:

- Approximately $100,000 for sales and marketing expenses

- Approximately $190,000 for research and development expenses

- Approximately $128,000 for general and administrative expenses

We do not plan to use the proceeds to pay off debt. In addition, we have no plans to acquire assets at this time.

If we raise the Maximum Amount of $1,000,000, the net proceeds of this offering to the issuer will be approximately $940,500. We plan to use these proceeds as follows:

- Approximately $230,000 for sales and marketing expenses

- Approximately $430,000 for research and development expenses

- Approximately $280,500 for general and administrative expenses

If we receive funds in our concurrent offering under Rule 506(c), we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at http://www.comhear.com which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/comhear/series.a.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.